UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

I-MAB

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

44975P103**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “IMAB.” Each 10 ADSs represents 23 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kaijing Yan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
13,655,240

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
13,655,240

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,655,240 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

8.3% (2)

12.	Type of Reporting Person (See Instructions)

IN

(1) Kaijing Yan is the controlling shareholder of Tianjin Fuhuade Science & Technology Development Co., Ltd. Tianjin Fuhuade Science & Technology Development Co., Ltd controls Tianjin Tasly Health Industry Investment Group Co., Ltd.. Tianjin Tasly Health Industry Investment Group Co., Ltd. controls Tasly Holding Group Co., Ltd.. Tasly Holding Group Co., Ltd. controls Tasly Pharmaceutical Group Co., Ltd. and Tasly International BioInv One Limited. Tasly Pharmaceutical Group Co., Ltd. controls Tasly Biopharmaceuticals Co., Ltd.. Tasly Biopharmaceuticals Co., Ltd. is the sole shareholder of Tasly Biopharm Limited. Tasly Biopharm Limited and Tasly International BioInv One Limited are the record owner of 12,942,997 Ordinary Shares and the record owner of 712,243 Ordinary Shares.

(2) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tianjin Fuhuade Science & Technology Development Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
13,655,240

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
13,655,240

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,655,240 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

8.3% (4)

12.	Type of Reporting Person (See Instructions)

CO

(3) Tianjin Fuhuade Science & Technology Development Co., Ltd controls Tianjin Tasly Health Industry Investment Group Co., Ltd.. Tianjin Tasly Health Industry Investment Group Co., Ltd. controls Tasly Holding Group Co., Ltd.. Tasly Holding Group Co., Ltd. controls Tasly Pharmaceutical Group Co., Ltd. and Tasly International BioInv One Limited. Tasly Pharmaceutical Group Co., Ltd. controls Tasly Biopharmaceuticals Co., Ltd.. Tasly Biopharmaceuticals Co., Ltd. is the sole shareholder of Tasly Biopharm Limited. Tasly Biopharm Limited and Tasly International BioInv One Limited are the record owner of 12,942,997 Ordinary Shares and the record owner of 712,243 Ordinary Shares.

(4) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tianjin Tasly Health Industry Investment Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
13,655,240

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
13,655,240

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,655,240 (5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

8.3% (6)

12.	Type of Reporting Person (See Instructions)

CO

(5) Tianjin Tasly Health Industry Investment Group Co., Ltd. controls Tasly Holding Group Co., Ltd.. Tasly Holding Group Co., Ltd. controls Tasly Pharmaceutical Group Co., Ltd. and Tasly International BioInv One Limited. Tasly Pharmaceutical Group Co., Ltd. controls Tasly Biopharmaceuticals Co., Ltd.. Tasly Biopharmaceuticals Co., Ltd. is the sole shareholder of Tasly Biopharm Limited. Tasly Biopharm Limited and Tasly International BioInv One Limited are the record owner of 12,942,997 Ordinary Shares and the record owner of 712,243 Ordinary Shares.

(6) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tasly Holding Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
13,655,240

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
13,655,240

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,655,240 (7)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

8.3% (8)

12.	Type of Reporting Person (See Instructions)

CO

(7) Tasly Holding Group Co., Ltd. controls Tasly Pharmaceutical Group Co., Ltd. and Tasly International BioInv One Limited. Tasly Pharmaceutical Group Co., Ltd. controls Tasly Biopharmaceuticals Co., Ltd.. Tasly Biopharmaceuticals Co., Ltd. is the sole shareholder of Tasly Biopharm Limited. Tasly Biopharm Limited and Tasly International BioInv One Limited are the record owner of 12,942,997 Ordinary Shares and the record owner of 712,243 Ordinary Shares.

(8) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tasly Pharmaceutical Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
12,942,997

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
12,942,997

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,942,997 (9)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

7.8% (10)

12.	Type of Reporting Person (See Instructions)

CO

(9) Tasly Pharmaceutical Group Co., Ltd. controls Tasly Biopharmaceuticals Co., Ltd.. Tasly Biopharmaceuticals Co., Ltd. is the sole shareholder of Tasly Biopharm Limited. Tasly Biopharm Limited is the record owner of 12,942,997 Ordinary Shares.

(10) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tasly Biopharmaceuticals Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
12,942,997

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
12,942,997

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,942,997 (11)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

7.8% (12)

12.	Type of Reporting Person (See Instructions)

CO

(11) Tasly Biopharmaceuticals Co., Ltd. is the sole shareholder of Tasly Biopharm Limited. Tasly Biopharm Limited is the record owner of 12,942,997 Ordinary Shares.

(12) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tasly Biopharm Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
12,942,997

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
12,942,997

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,942,997

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

7.8% (13)

12.	Type of Reporting Person (See Instructions)

CO

(13) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

CUSIP No. 44975P103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Tasly International BioInv One Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
712,243

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
712,243

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

712,243

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

0.4% (16)

12.	Type of Reporting Person (See Instructions)

CO

(16) The ownership percentage of the Reporting Person is calculated based on 165,477,620 ordinary shares outstanding (excluding 4,036,868 ordinary shares issued to the deposit bank of I-Mab for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of I-Mab). as reported to be outstanding in the Company’s Form 424(B)(5) filed with the Securities Exchange Commission on February 9, 2021.

Item 1.

(a)   Name of Issuer:

I-MAB

(b)   Address of Issuer’s Principal Executive Offices:

Suite 802, West Tower, OmniVision

88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

Item 2.

(a)   Name of Person Filing:

I.                              Kaijing Yan

II.                         Tianjin Fuhuade Science & Technology Development Co., Ltd.

III.                    Tianjin Tasly Health Industry Investment Group Co., Ltd.

IV.                     Tasly Holding Group Co., Ltd.

V.                          Tasly Pharmaceutical Group Co., Ltd.

VI.                     Tasly Biopharmaceuticals Co., Ltd.

VII.                Tasly Biopharm Limited

VIII.           Tasly International BioInv One Limited

(b)   Address of Principal Business Office or, if none, Residence:

I, II, III, IV & V.

Tasly-TCM Garden

No. 2 Pujihe East Road

Beichen district, Tianjin

P.R.China.

VI. & VII.

Building 1&2, No. 280, Juli Road

China (Shanghai) Pilot Free Trade Zone

P.R.China.

VIII.

Room 2302, 23/F, Far East Finance Center

16 Harcourt Road, Admiralty

Hong Kong

(c)   Citizenship:

I, II, III, IV, V. &VI   People’s Republic of  China

VII.   British Virgin Islands

VIII. Cayman Islands

(d)  Title of Class of Securities:

Ordinary shares, par value of $0.0001 per share

(e)   CUSIP Number:

44975P103

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares(“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “IMAB.” Each 10 ADSs represents 23 Ordinary Shares.

Item 3.         If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.         Ownership

(a)   Amount beneficially owned:

The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)   Percent of class:

The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)   Number of shares as to which the person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Kaijing Yan is the controlling shareholder of Tianjin Fuhuade Science & Technology Development Co., Ltd. Tianjin Fuhuade Science & Technology Development Co., Ltd controls Tianjin Tasly Health Industry Investment Group Co., Ltd.. Tianjin Tasly Health Industry Investment Group Co., Ltd. controls Tasly Holding Group Co., Ltd.. Tasly Holding Group Co., Ltd. controls Tasly Pharmaceutical Group Co., Ltd. and Tasly International BioInv One Limited. Tasly Pharmaceutical Group Co., Ltd. controls Tasly Biopharmaceuticals Co., Ltd.. Tasly Biopharmaceuticals Co., Ltd. is the sole shareholder of Tasly Biopharm Limited. Tasly Biopharm Limited and Tasly International BioInv One Limited are the record owner of 12,942,997 Ordinary Shares and the record owner of 712,243 Ordinary Shares.

Item 5.         Ownership of Five Percent or Less of a Class

Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.         Identification and Classification of Members of the Group

Not applicable

Item 9.         Notice of Dissolution of Group

Not applicable

Item 10.  Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Kaijing YAN

/S/ Kaijing YAN

Tianjin Fuhuade Science & Technology Development Co., Ltd.

By:	/S/ Kaijing YAN
Name: Kaijing YAN
Title: General Manger

Tianjin Tasly Health Industry Investment Group Co., Ltd.

By:	/S/ Kaijing YAN
Name: Kaijing YAN
Title: Director

Tasly Holding Group Co., Ltd.

By:	/S/ Kaijing YAN
Name: Kaijing YAN
Title: Director

Tasly Pharmaceutical Group Co., Ltd.

By:	/S/ Kaijing YAN
Name: Kaijing YAN
Title: Chairman of the Board of Directors

Tasly Biopharmaceuticals Co., Ltd.

By:	/S/ Kaijing YAN
Name: Kaijing YAN
Title: Chairman of the Board of Directors

Tasly Biopharm Limited

By:	/S/ Kaijing YAN
Name: Kaijing YAN
Title: Director

Tasly International BioInv One Limited

By:	/S/ Kaijing YAN
Name: Kaijing YAN
Title: Director

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement